Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following presentation was given to Baker Hughes’ employees:

Creating the Worldwide Oilfield Services Leader

Martin Craighead, Chairman  and  CEO

Nov. 17, 2014

[C] 2014 BAKER HUGHES INCORPORATE D. ALL RIGHTS RESERVED. TERMS AND CONDITIONS
OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT
TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND
PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE
SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY
"INFORMATION") . BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE
SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT
FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR
REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR
OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY
NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES'
INTEREST .

Thank you for joining me.

I want to acknowledge that this morning’s announcement is surprising news for you, and it may take a bit of time to get used to. This deal came together quickly. On Friday, things looked quite different, but what’s important is where we have arrived.

We have reached an agreement with Halliburton, and as I mentioned in my note to employees, we are making history.

We are merging two best-in-class companies, each with a heritage that dates back more than 100 years. The result  will be a stronger organization that can achieve opportunities that neither company could have reached as well or as quickly while standing alone.

It's very exciting news.

I want to begin by explaining what we're announcing today, offer some thoughts on what it means for our company,  and then talk through where we go from here.

Before I do this, though, I need to warn you that you will systematically find two pages of disclaimers at the front-end of any communication relating to this merger. No helpful, but necessary…

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated ("Baker Hughes") and Halliburton Company
("Halliburton "). In connection with this proposed business combination, Baker
Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF
BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S),
REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT
MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any
definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or
Halliburton through the website maintained by the SEC at http://www. sec.gov.
Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes' internet website at http://www. bakerhughes.
com or by contacting Baker Hughes' Investor Relations Department by email at
trey.clark@bakerhughes. com or alondra.oteyza@bakerhughes. com or by phone at
+1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton's internet website at http://www. halliburton. com or by contacting Halliburton's Investor
Relations Department by email at investors@halliburton. com or by phone at
+1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its
2014 annual meeting of stockholders, which was filed with the SEC on March 5,
2014, its Quarterly Report on Form 10-Q for the quarter ended September 30,
2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10,
2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31,
2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April
8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30,
2014 which was filed with the SEC on October 24, 2014 and its Current Report on
Form 8-K, which was filed with the SEC on October 20, 2014.

These documents can be obtained free of charge from the sources indicated
above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Important Information For Investors And Stockholders, cont'd

Cautionary Statement Regarding Forward -Looking Statements

Certain statements in this communication regarding the proposed acquisition of
Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding
Halliburton's and Baker Hughes' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. The words "anticipate,"
"believe," "ensure," "expect," "if," "intend," "estimate," "probable,"
"project," "forecasts," "predict," "outlook," "aim," "will," "could," "should,"
"would," "potential," "may," "might," "anticipate," "likely" "plan,"
"positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and
Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker
Hughes' or Halliburton's stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction -related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton's operating efficiencies applied to Baker Hughes'
products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company's future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in,
Halliburton's September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District
Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings;
actions by third parties, including governmental agencies, relating to the
Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws;
changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce;
availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers' business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes'
and Halliburton's respective filings with the SEC and available through the
SEC's Electronic Data Gathering and Analysis Retrieval system at http://www.
sec.gov, including Baker Hughes' and Halliburton's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
The foregoing list of important factors is not exclusive. Baker Hughes'
forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and
Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Combining Best-in-Class Companies

Legacy of
Technology,
Innovation, and
Manufacturing

The Worldwide Leader in the
Oilfield Services Industry

[] Unmatched fully-integrated
solutions platform available
in oil and gas producing
markets worldwide

[] Undisputed technology
leader

[] Leading expertise in
unconventional and
deepwater sectors

Global Scale  and
Supply Chain
Expertise

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Let me start by saying that Baker Hughes has  never been stronger or better positioned than today. We’ve worked hard to get where we are, and that’s exactly what drew Halliburton’s attention to our company. We’ve grown significantly, and we’ve stayed true to our company’s legacy.

Today, without question, Baker Hughes is the most innovative company in our sector, and  innovation has never been more important to our customers.

This is all thanks to you and your incredibly talented teams.

For our stockholders, the value of this deal is too compelling to ignore. We are pleased that we were able to reach an agreement that represents the full value of our company and our potential.

And while we're used to seeing Halliburton as one of our competitors, our businesses are also very complementary.

I have watched them closely over the years, as I'm sure you have. Some of you probably worked previously with Halliburton or a predecessor to Halliburton. They are setting the standard in North America pressure pumping with their expertise in logistics and supply chain and it shows in their financial performance.

The Combined Company

[] Unmatched, fully-integrated solutions platform.

-- Operating in oil and gas producing markets worldwide.

-- Full suite of products, technologies, services.

[] Undisputed technology leader

[] Leading expertise in unconventional and deepwater sectors

[] Deep commitment to customer service and engagement

-- Aligned core values of integrity, and a customer -centric focus.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

The combined company will be ideally positioned to meet the evolving needs of our customers around the globe.

We, and others in the industry, recognize that customers have a broad range of increasingly complex needs, and will welcome the choice of a fully integrated portfolio of innovative solutions.

The combination can help us more quickly achieve the objectives you and your teams have been working towards.

I envision a new company with a greater ability to grow, and a greater capacity to have a positive impact on the world.

What This Means to Us

[] Bigger company with more opportunities -- more products,

geographies, customers.

-- Positioned to solve even more oilfield problems and improve people's lives.

[] The transaction also likely means divestitures

-- The two companies have closely studied the antitrust issues with outside advisors

[] Both have agreed to divest businesses, if required by regulators.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Our two highly complementary businesses will give us strong presence in key business lines, a fully integrated product and services platform, increased capabilities in the unconventional and deep-water sectors, substantial growth opportunities, and continued high returns on capital.

Once we combine our companies, we’ll also be part of a stronger organization. The combined company will have greater economies of scale and higher profitability than we could achieve on our own.

As part of the regulatory review process, though, the transaction will be looked at for antitrust issues.

As we say in the press release, we believe it is likely that some divestitures will be needed as part of that process.

We will work with Halliburton to thoughtfully take the necessary steps.

While potential divestitures have been carefully considered, I don't want any of us trying to speculate about the requirements of the various regulatory authorities.

And where there are duplicative functions, we can't say at this point whether Halliburton or Baker Hughes operations will be affected.

We will work hard to keep employees informed as we move forward and to treat anyone whose job is affected by this change fairly.

The biggest question I anticipate from employees relates to areas of overlap and what that could mean for divestitures or other cost-savings.

We simply do not have all of the answers today but are committed to a fair and thoughtful process, as I said earlier.

What Happens Next?

[] Deal requires approval of the stockholders of both companies

-- Votes are expected next year

[] Integration team will plan for a smooth transition

[] Deal requires regulatory review

-- Includes anti-trust analysis -- expected to take up to a year

[] Transaction is expected to close in about a year or more

[] We are committed to updating you as appropriate

Announcement
Day

Shareholder Votes

Integration Teams
Formed

Regulatory Review
Closes

Transaction
Completed

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Today is just the first step in what will likely be a long process to complete this transaction.

We currently expect to close the transaction in about a year or more, though that is contingent on securing stockholder approvals and passing regulatory review.

As we move through these milestones we are committed to keeping you, and all  our employees, informed.

We're also counting on your help to cascade information to all of our key stakeholders, especially our fellow employees.

We have talking points prepared for you to use in Town Hall meetings.

After this meeting, please get familiar with the materials, then contact your employees to invite them to a Town Hall.

Our people and their combined expertise are the most valuable part of this combination, and as the leaders of this company you are critical in ensuring that our employees know that and understand the opportunities this transaction represents – as well as the importance of remaining intently focused on operating safely and on our ongoing, day to day work.

We have also prepared communications for our customers, vendors and other important audiences.

Until We Receive Approval: Business as Usual

[] Halliburton will continue to be our competitor and we should act accordingly

[] Do not contact Halliburton or discuss business with them unless instructed to do so

[] Avoid speculation and rumors

-- Refer any media or investor questions to IR

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Until the deal close, it should be business as usual for us.

It is unethical and in some cases illegal to collaborate on bids or otherwise, or discuss proprietary or confidential information with anyone from Halliburton.

Any inquiries from investors or media should be routed to the appropriate personnel immediately.

Priorities

1. Stay focused on delivering safe, compliant and reliable service.

2. Continue to move our business forward:

Provide the outstanding service that customers expect of us.

3. Embrace this opportunity:

Baker Hughes and Halliburton resulted from acquisitions .

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

I want to emphasize, though, that there will be no changes to our company until the deal closes. In the meantime, we need to maintain our focus on delivering safe, compliant and reliable service.

We understand what it takes to ensure a smooth transition, and we're committed to working closely with Halliburton to develop a comprehensive integration plan.

We will convene an integration team with representatives from both companies to plan for a smooth transition.

Throughout the process, we are committed to communicating regularly with employees, customers and others to make sure we continue to provide top service and treat our employees fairly.

Legacy of
Technology
Innovation and
Manufacturing

The Worldwide

Leader in the

Oilfield Services

Industry

Global Scale  and
Supply Chain
Expertise

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

So in closing, let me underscore how excited I am about this news. I know that the news from the last week has included some back and forth between the companies, but we have arrived at an agreement that I am confident will be good for our customers.

It will be good for our employees. It will create value for our stockholders. It will create a leader that is prepared to offer a comprehensive solution to customers in the oil and gas-producing industry worldwide.

Over the long term, in short, I think we have very good cause for optimism.

I am also incredibly proud of the work that has led us to this point.

I look forward to continuing to work with you all and want to thank you for your leadership.

Thank you too, for your role in ensuring that our employees and other stakeholders receive accurate information that conveys the exciting opportunities ahead of us.

Creating the Worldwide Oilfield Services Leader

Martin Craighead, Chairman  and  CEO

Nov. 17, 2014

[C] 2014 BAKER HUGHES INCORPORATE D. ALL RIGHTS RESERVED. TERMS AND CONDITIONS
OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT
TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND
PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE
SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY
"INFORMATION") . BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE
SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT
FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR
REPRODUCED IN WHOLE OR
11 IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE
EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR
INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES' INTEREST .